Mail Stop 3561

January 19, 2006

Steven Bolton, President
Quorum Ventures, Inc.
50 Fell Avenue, Suite 101
North Vancouver, British Columbia
Facsimile: (604) 986-4733

      RE: Quorum Ventures, Inc.
                Registration Statement on Form SB-2
                File No. 333-119715
                Amendment Filed: January 13, 2006

Dear Mr. Bolton:

      We have completed a preliminary reading of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. In this regard, your registration statement does not appear to contain updated audited financial statements as required by Item 310 of Regulation S-B and Form SB-2. For this reason, we will not perform a detailed examination of the amended registration statement and we will not issue any comments until this material deficiency is addressed. As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies